April 8, 2008
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:      Unit Corp.
Annual Report on Form 10-K Filed February 27, 2008
File No. 1-09260

Dear Mr. Schwall:

We offer the following responses to the comments and requests contained in your March 28, 2008 letter.  To facilitate your review of our responses, I have restated each of your comments followed by our response.  In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter.

General

1.   In several places in your annual report you reference to further or additional information on a subject matter in the notes to the financial statements. While it is not objectionable to reference additional or collaborating information in the notes to the financial statements, please ensure in future filings that a complete discussion including all material information on a particular issue or subject is included in the text of your annual report and material information is not instead left out of such textual discussion and rather merely referenced to in the notes to the financial statements. Please confirm that you will do so.

Response.  We will prospectively (to the extent our disclosures do not already comply with the request) ensure that our future filings contain a complete textual discussion of all material information on a particular issue or subject.

Business, page 1.

2.   Provide the disclosure required by Item 102 of Regulation S-K.

Response.  We indicated under Item 2 of our Form 10-K that the Item 102 information is included in Item 1 (Business) of our Form 10-K.  We believe that Item 1 contains the disclosures required by Item 102.  For each segment, as required by Item 102, we briefly describe the location and general character of our drilling rigs, our oil and natural gas properties and our mid-stream properties.  Further, in the case of our oil and natural gas properties, we believe we provide in Item 1 the requisite material information as to our production, reserves, locations, development and nature of our interests.  Overall, as provided for in Instruction 1 to Item 102, we believe we have provided the necessary information that will reasonably inform investors as to the suitability, adequacy, productive capacity and utilization of our drilling rigs, oil and gas properties and mid-stream properties.

Land Contract Drilling, page 4

3.   Provide the disclosure required by Item 102 of Regulation S-K.

Response.  Please see our response to Comment 2 above.

Acquisition and Construction, page 5

4.         With a view towards disclosure, tell us the name of the private drilling company acquired in June of 2007 and address any pre-existing affiliation between you and the target. We note that you also did not name this company in your press release or the Form 8-K filed on June 6, 2007.

Response.  The private drilling company acquired in June, 2007 was:

Leonard Hudson Drilling Co., Inc., headquartered in Pampa, Texas.

We did not have any pre-existing affiliation with Leonard Hudson Drilling Co., Inc.  The acquisition did not meet the significant test as defined under Regulation S-K Rule 1-02(w).  Therefore the name of the company acquired was excluded from our Form 8-K voluntarily filed on June 6, 2007 and from our 2007 annual report in order to respect the request of the private seller to not disclose its name, if not required.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.         We suggest that you provide, in future filings, an introductory overview that identifies "the most important themes or other significant matters with which management is concerned primarily in evaluating" your financial condition and operating results. See SEC Release 33-8350 (December 29, 2003) in general and Part III.A of that Release in particular. This will facilitate a better understanding of the more detailed discussion you provide in this section.

Response.  We will provide in our future filings an introductory overview to our Management’s Discussion and Analysis of Financial Condition and Results of Operations, highlighting significant matters and themes which our management focuses on to evaluate our financial condition and operating results.

The company acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We would appreciate your earliest possible review of this letter in response to your comments.  If you have any questions, please feel free to call me or April Mather at (918) 493-7700.

Very truly yours,

/s/ Mark Schell

Mark E. Schell
Senior Vice President,
General Counsel and Secretary

cc:       David Merrill, Unit Corporation
Don Hayes, Unit Corporation